UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 2, 2018

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-202409) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

ArcelorMittal is providing on this Form 6-K (i) its table of capitalization and indebtedness as of December 31, 2017; (ii) its ratio of earnings to fixed charges for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and (iii) certain other recent developments.

Exhibit List

Exhibit No.	Description

Exhibit 12.1	Computation of Ratio of Earnings to Fixed Charges

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	Ratio of Earnings to Fixed Charges

Exhibit 99.3	Certain Other Recent Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2018

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description

Exhibit 12.1	Computation of Ratio of Earnings to Fixed Charges

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	Ratio of Earnings to Fixed Charges

Exhibit 99.3	Certain Other Recent Developments